UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Disclosure of US GAAP financial information

Tokyo, February 28, 2006 —Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today disclosed Interim Consolidated Summary Report of Mitsubishi Tokyo Financial Group, Inc. and UFJ holdings, Inc., and pro forma financial information based on accounting principles generally accepted in the United States of America (US GAAP).

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2006

Date:	February 28, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former company name: Mitsubishi Tokyo Financial Group, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-5252-4160

Consolidated financial data for the six months ended September 30, 2005

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Total revenue	1,383,996	1,122,903	2,437,713
Change from the previous year	23.3%	(23.0)%
Income before income taxes and cumulative effect of a change in accounting principle	460,395	201,811	721,389
Change from the previous year	128.1%	(74.1)%
Net income	302,521	131,388	415,155
Change from the previous year	130.3%	(75.2)%
Basic earnings per common share —net income available to common shareholders (in yen)	45,903.29	19,700.46	62,717.21
Diluted earnings per common share —net income available to common shareholders (in yen)	45,803.88	19,593.10	62,476.76

Notes:

1. Equity in earnings of equity method investees:
For the six months ended September 30, 2005:	11,585 million yen
For the six months ended September 30, 2004:	9,055 million yen
For the year ended March 31, 2005:	26,272 million yen

2. Average number of shares outstanding:
For the six months ended September 30, 2005:	(Common stock )	6,538	thousand of shares
	(Preferred stock—Class 3)	100	thousand of shares
For the six months ended September 30, 2004:	(Common stock )	6,493	thousand of shares
	(Preferred stock—Class 1)	81	thousand of shares
	(Preferred stock—Class 2)	8	thousand of shares
For the year ended March 31, 2005:	(Common stock )	6,510	thousand of shares
	(Preferred stock—Class 1)	61	thousand of shares
	(Preferred stock—Class 2)	4	thousand of shares
	(Preferred stock—Class 3)	12	thousand of shares

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of September 30,		As of March 31, 2005
	2005	2004
Total assets	114,674,405	113,294,262	108,422,100
Shareholders’ equity	4,964,590	3,826,341	4,373,097
Shareholders’ equity as a percentage of total assets	4.3%	3.4%	4.0%
Shareholders’ equity per common share (in yen)	721,093.60	549,725.57	611,908.82

Note: Number of shares outstanding as of:

September 30, 2005:	(Common stock )	6,538	thousands of shares
	(Preferred stock—Class 3)	100	thousands of shares
September 30, 2004:	(Common stock )	6,516	thousands of shares
	(Preferred stock—Class 1)	81	thousands of shares
March 31, 2005:	(Common stock )	6,539	thousands of shares
	(Preferred stock—Class 1)	40	thousands of shares
	(Preferred stock—Class 3)	100	thousands of shares

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Net cash provided by (used in) operating activities	(285,146)	(1,045,085)	207,563
Net cash used in investing activities	(2,134,955)	(4,759,368)	(1,821,848)
Net cash provided by financing activities	3,639,957	6,214,697	2,729,392
Cash and cash equivalents at end of period	5,451,520	3,591,732	4,220,437

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Basic earnings per common share - net income available to common shareholders

Net income - Income allocable to preferred shareholders
Average number of common stock during the period *

Diluted earnings per common share - net income available to common shareholders

Net income - Income allocable to preferred shareholders + Adjustments in net income assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders’ equity per common share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This financial summary report and accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligations- to update or alter the forward looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries)

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,		(A) — (B)	As of March 31, 2005 (C)	(A) — (C)
(in millions of yen)	2005 (A)	2004 (B)
Assets:
Cash and due from banks	5,451,520	3,591,732	1,859,788	4,220,437	1,231,083
Interest-earning deposits in other banks	4,655,181	4,116,045	539,136	4,542,615	112,566
Call loans, funds sold, and receivables under resale agreements	3,712,620	2,246,091	1,466,529	2,124,067	1,588,553
Receivables under securities borrowing transactions	4,529,438	3,958,769	570,669	5,230,242	(700,804)
Trading account assets	8,650,002	7,910,977	739,025	7,706,016	943,986
Investment securities:
Securities available for sale	28,308,853	31,633,734	(3,324,881)	26,558,538	1,750,315
Securities being held to maturity	2,177,113	1,876,692	300,421	2,191,316	(14,203)
Preferred stock investment in UFJ Bank Limited	700,000	700,000	—	700,000	—
Other investment securities	341,022	282,321	58,701	341,744	(722)

Total investment securities	31,526,988	34,492,747	(2,965,759)	29,791,598	1,735,390

Loans, net of unearned income and deferred loan fees	52,003,350	51,784,748	218,602	51,071,538	931,812
Allowance for credit losses	(617,260)	(938,208)	320,948	(740,706)	123,446

Net loans	51,386,090	50,846,540	539,550	50,330,832	1,055,258

Premises and equipment—net	586,586	569,285	17,301	569,212	17,374
Accrued interest	160,744	142,374	18,370	144,994	15,750
Customers’ acceptance liability	38,700	23,705	14,995	43,313	(4,613)
Intangible assets —net	253,872	251,991	1,881	253,840	32
Goodwill	91,887	69,468	22,419	85,834	6,053
Deferred tax assets	352,601	1,051,544	(698,943)	773,827	(421,226)
Accounts receivable	1,333,731	2,077,517	(743,786)	843,662	490,069
Other assets	1,944,445	1,945,477	(1,032)	1,761,611	182,834

Total	114,674,405	113,294,262	1,380,143	108,422,100	6,252,305

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	9,073,175	4,812,258	4,260,917	7,025,570	2,047,605
Interest-bearing	49,742,338	53,869,927	(4,127,589)	51,007,526	(1,265,188)
Overseas offices, principally interest-bearing	14,134,204	13,382,116	752,088	13,261,767	872,437

Total deposits	72,949,717	72,064,301	885,416	71,294,863	1,654,854

Debentures	—	30,752	(30,752)	—	—
Call money, funds purchased, and payables under repurchase agreements	6,797,651	8,846,928	(2,049,277)	5,133,151	1,664,500
Payables under securities lending transactions	3,837,099	2,916,200	920,899	1,924,375	1,912,724
Due to trust account and other short-term borrowings	10,873,944	10,948,012	(74,068)	11,955,825	(1,081,881)
Trading account liabilities	2,376,724	1,957,732	418,992	1,959,027	417,697
Obligations to return securities received as collateral	2,601,759	2,751,593	(149,834)	3,025,817	(424,058)
Bank acceptances outstanding	38,700	23,705	14,995	43,313	(4,613)
Accrued interest	107,147	103,787	3,360	109,999	(2,852)
Long-term debt	6,486,017	5,477,822	1,008,195	5,981,747	504,270
Accounts payable	2,104,021	2,836,121	(732,100)	1,104,009	1,000,012
Other liabilities	1,537,036	1,510,968	26,068	1,516,877	20,159

Total liabilities	109,709,815	109,467,921	241,894	104,049,003	5,660,812

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	122,100	125,000	247,100	—
Common stock	1,084,708	1,084,708	—	1,084,708	—
Capital surplus	958,366	1,057,624	(99,258)	1,080,463	(122,097)
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—	239,571	—
Unappropriated	1,588,792	1,047,485	541,307	1,327,894	260,898
Accumulated other changes in equity from nonowner sources, net of taxes	849,750	277,358	572,392	396,582	453,168

Total	4,968,287	3,828,846	1,139,441	4,376,318	591,969
Less treasury stock, at cost	3,697	2,505	1,192	3,221	476

Shareholders’ equity—net	4,964,590	3,826,341	1,138,249	4,373,097	591,493

Total	114,674,405	113,294,262	1,380,143	108,422,100	6,252,305

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries)

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,			For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) — (B)
Interest income:
Loans, including fees	499,459	450,682	48,777	922,551
Deposits in other banks	55,525	25,311	30,214	66,698
Investment securities	205,326	176,931	28,395	370,567
Trading account assets	23,547	23,181	366	30,829
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	29,670	19,437	10,233	51,978

Total	813,527	695,542	117,985	1,442,623

Interest expense:
Deposits	174,525	94,088	80,437	221,280
Debentures	—	348	(348)	351
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	58,275	30,452	27,823	81,280
Due to trust account, other short-term borrowings, and trading account liabilities	43,445	34,983	8,462	57,928
Long-term debt	50,268	55,745	(5,477)	110,392

Total	326,513	215,616	110,897	471,231

Net interest income	487,014	479,926	7,088	971,392
Provision (credit) for credit losses	(82,927)	167,059	(249,986)	109,502

Net interest income after provision (credit) for credit losses	569,941	312,867	257,074	861,890

Non-interest income:
Fees and commissions	323,513	312,471	11,042	649,210
Foreign exchange losses—net	(163,658)	(164,247)	589	(47,000)
Trading account profits—net	90,011	12,323	77,688	62,048
Investment securities gains—net	165,888	196,686	(30,798)	198,006
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans	108,468	—	108,468	—
Other non-interest income	46,247	70,128	(23,881)	132,826

Total	570,469	427,361	143,108	995,090

Non-interest expense:
Salaries and employee benefits	318,441	238,935	79,506	476,258
Occupancy expenses—net	55,048	60,424	(5,376)	116,850
Fees and commission expenses	45,253	42,079	3,174	87,190
Amortization of intangible assets	39,714	33,740	5,974	69,531
Insurance premiums, including deposit insurance	26,430	26,276	154	56,962
Minority interest in income of consolidated subsidiaries	32,122	15,752	16,370	37,642
Communications	14,668	14,195	473	27,940
Other non-interest expenses	148,339	107,016	41,323	263,218

Total	680,015	538,417	141,598	1,135,591

Income before income taxes and cumulative effect of a change in accounting principle	460,395	201,811	258,584	721,389
Income taxes	157,874	69,446	88,428	305,257

Income before cumulative effect of a change in accounting principle	302,521	132,365	170,156	416,132
Cumulative effect of a change in accounting principle, net of tax	—	(977)	977	(977)

Net income	302,521	131,388	171,133	415,155

Income allocable to preferred shareholders	2,386	3,479	(1,093)	6,837

Net income available to common shareholders	300,135	127,909	172,226	408,318

(in yen)
Amounts per share:
Basic earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	45,903.29	19,850.94	26,052.35	62,867.28
Basic earnings per common share —net income available to common shareholders	45,903.29	19,700.46	26,202.83	62,717.21
Diluted earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	45,803.88	19,743.30	26,060.58	62,626.69
Diluted earnings per common share—net income available to common shareholders	45,803.88	19,593.10	26,210.78	62,476.76

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries)

Credit Quality Data

	As of September 30,			As of March 31, 2005 (C)
(in millions of yen)	2005 (A) (Unaudited)	2004 (B) (Unaudited)	(A) — (B)		(A) — (C)
Nonaccrual loans	676,186	1,366,304	(690,118)	822,370	(146,184)
Restructured loans	419,735	413,926	5,809	454,189	(34,454)
Accruing loans contractually past due 90 days or more	13,103	11,509	1,594	10,111	2,992

Total	1,109,024	1,791,739	(682,715)	1,286,670	(177,646)

Loans	52,003,350	51,784,748	218,602	51,071,538	931,812
Allowance for credit losses	617,260	938,208	(320,948)	740,706	(123,446)

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2006

Date:	February 28, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former company name: UFJ Holdings, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division
(Phone) +81-3-5252-4160

Consolidated financial data for the six months ended September 30, 2005

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Total revenue	1,139,919	1,137,985	2,416,514
Change from the previous year	0.2%	(4.5)%
Income before income taxes and cumulative effect of a change in accounting principle	261,692	248,713	858,774
Change from the previous year	5.2%	(45.7)%
Net income	219,827	245,749	718,766
Change from the previous year	(10.5)%	(38.2)%
Basic earnings per common share —net income available to common shareholders (in yen)	39,962.51	43,105.53	132,747.83
Diluted earnings per common share —net income available to common shareholders (in yen)	30,532.23	34,012.24	99,598.72

Notes:

1. Equity in earnings of equity method investees:
For the six months ended September 30, 2005:	16,412 million yen
For the six months ended September 30, 2004:	9,217 million yen
For the year ended March 31, 2005:	20,448 million yen

2. Average number of shares outstanding:

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
	shares	shares	shares
Common stock	5,145,578	5,090,265	5,110,190
Preferred stock—Class 1	3,658	13,307	11,141
Preferred stock—Class 2	200,000	200,000	200,000
Preferred stock—Class 3	—	16,309	8,117
Preferred stock—Class 4	150,000	150,000	150,000
Preferred stock—Class 5	150,000	150,000	150,000
Preferred stock—Class 6	5	1,008	964
Preferred stock—Class 7	200,000	200,000	200,000

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of September 30,		As of March 31, 2005
	2005	2004
Total assets	82,036,465	82,621,683	83,195,914
Shareholders’ equity	2,530,834	1,508,163	2,097,461
Shareholders’ equity as a percentage of total assets	3.1%	1.8%	2.5%
Shareholders’ equity per common share (in yen)	218,165.33	8,569.19	131,475.35

Note: Number of shares outstanding:

	As of September 30,		As of March 31, 2005
	2005	2004
	shares	shares	shares
Common stock	5,183,378	5,101,322	5,155,523
Preferred stock—Class 1	—	12,989	6,543
Preferred stock—Class 2	200,000	200,000	200,000
Preferred stock—Class 3	—	12,237	—
Preferred stock—Class 4	150,000	150,000	150,000
Preferred stock—Class 5	150,000	150,000	150,000
Preferred stock—Class 6	1	1,008	8
Preferred stock—Class 7	200,000	200,000	200,000

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Net cash provided by (used in) operating activities	807,327	(206,866)	147,085
Net cash provided by investing activities	698,262	4,724,919	2,865,398
Net cash used in financing activities	(854,219)	(84,714)	(1,781,651)
Cash and cash equivalents at end of period	5,592,294	8,149,014	4,936,259

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Basic earnings per common share - net income available to common shareholders

Net income - Income allocable to preferred shareholders
Average number of common stock during the period *

Diluted earnings per common share - net income available to common shareholders

Net income - Income allocable to preferred shareholders + Adjustments in net income assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders’ equity per common share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This financial summary report and accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligations- to update or alter the forward looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

( US GAAP )

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: UFJ Holdings, Inc. and Subsidiaries)

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,		(A) — (B)	As of March 31, 2005 (C)	(A) — (C)
(in millions of yen)	2005 (A)	2004 (B)
Assets:
Cash and due from banks	5,592,294	8,149,014	(2,556,720)	4,936,259	656,035
Interest-earning deposits in other banks	913,211	569,684	343,527	1,085,800	(172,589)
Call loans, funds sold, and receivables under resale agreements	1,915,822	460,560	1,455,262	2,031,181	(115,359)
Receivables under securities borrowing transactions	1,882,198	3,244,318	(1,362,120)	2,519,726	(637,528)
Trading account assets	4,765,041	4,827,545	(62,504)	6,365,313	(1,600,272)
Investment securities:
Securities available for sale	19,927,031	18,035,485	1,891,546	19,874,728	52,303
Other investment securities	431,058	275,943	155,115	392,804	38,254

Total investment securities	20,358,089	18,311,428	2,046,661	20,267,532	90,557

Loans, net of unearned income and deferred loan fees	42,403,788	43,928,238	(1,524,450)	41,911,897	491,891
Allowance for credit losses	(1,029,228)	(2,080,771)	1,051,543	(1,041,818)	12,590

Net loans	41,374,560	41,847,467	(472,907)	40,870,079	504,481

Premises and equipment—net	561,810	597,926	(36,116)	595,888	(34,078)
Accrued interest	99,802	69,586	30,216	107,436	(7,634)
Customers’ acceptance liability	42,752	30,358	12,394	41,802	950
Intangible assets —net	603,630	620,086	(16,456)	629,726	(26,096)
Goodwill	2,323,781	2,399,391	(75,610)	2,395,907	(72,126)
Deferred tax assets	27,433	56,284	(28,851)	26,543	890
Accounts receivable	618,728	634,689	(15,961)	361,314	257,414
Other assets	957,314	803,347	153,967	961,408	(4,094)

Total	82,036,465	82,621,683	(585,218)	83,195,914	(1,159,449)

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	11,162,282	3,860,822	7,301,460	9,020,134	2,142,148
Interest-bearing	40,065,715	51,306,252	(11,240,537)	43,328,498	(3,262,783)
Overseas offices, principally interest-bearing	2,109,908	2,339,676	(229,768)	2,218,354	(108,446)

Total deposits	53,337,905	57,506,750	(4,168,845)	54,566,986	(1,229,081)

Call money, funds purchased, and payables under repurchase agreements	5,094,411	2,169,787	2,924,624	4,093,643	1,000,768
Payables under securities lending transactions	910,654	2,380,652	(1,469,998)	2,261,851	(1,351,197)
Due to trust account and other short-term borrowings	7,982,347	7,808,808	173,539	7,072,467	909,880
Trading account liabilities	3,110,988	2,647,808	463,180	4,239,610	(1,128,622)
Obligations to return securities received as collateral	151,042	195,478	(44,436)	162,690	(11,648)
Bank acceptances outstanding	42,752	30,358	12,394	41,802	950
Accrued interest	88,413	68,371	20,042	89,009	(596)
Long-term debt	5,755,419	5,775,359	(19,940)	5,874,970	(119,551)
Accounts payable	1,017,174	635,590	381,584	645,744	371,430
Other liabilities	2,014,526	1,894,559	119,967	2,049,681	(35,155)

Total liabilities	79,505,631	81,113,520	(1,607,889)	81,098,453	(1,592,822)

Shareholders’ equity:
Capital stock:
Preferred stock	700,001	732,224	(32,223)	709,818	(9,817)
Common stock	299,999	267,776	32,223	290,182	9,817
Capital surplus	2,555,564	2,527,309	28,255	2,541,296	14,268
Accumulated deficit	(1,825,668)	(2,490,221)	664,553	(2,031,298)	205,630
Accumulated other changes in equity from nonowner sources, net of taxes	804,404	480,429	323,975	592,016	212,388

Total	2,534,300	1,517,517	1,016,783	2,102,014	432,286
Less treasury stock, at cost	3,466	9,354	(5,888)	4,553	(1,087)

Shareholders’ equity—net	2,530,834	1,508,163	1,022,671	2,097,461	433,373

Total	82,036,465	82,621,683	(585,218)	83,195,914	(1,159,449)

( US GAAP )

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: UFJ Holdings, Inc. and Subsidiaries)

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,		(A) — (B)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)
Interest income:
Loans, including fees	477,433	483,857	(6,424)	968,811
Deposits in other banks	21,707	8,153	13,554	20,735
Investment securities	100,834	102,606	(1,772)	213,446
Trading account assets	9,211	8,674	537	18,809
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	42,378	10,172	32,206	23,330

Total	651,563	613,462	38,101	1,245,131

Interest expense:
Deposits	54,079	38,815	15,264	83,506
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	49,313	11,694	37,619	32,741
Due to trust account, other short-term borrowings, and trading account liabilities	15,394	20,444	(5,050)	24,029
Long-term debt	66,105	65,357	748	142,877

Total	184,891	136,310	48,581	283,153

Net interest income	466,672	477,152	(10,480)	961,978
Provision for credit losses	75,714	202,398	(126,684)	91,866

Net interest income after provision for credit losses	390,958	274,754	116,204	870,112

Non-interest income:
Fees and commissions	305,049	297,036	8,013	595,159
Foreign exchange gains (losses)—net	(87,927)	5,402	(93,329)	89,294
Trading account profits (losses)—net	122,094	(65,469)	187,563	(45,863)
Investment securities gains—net	88,310	250,735	(162,425)	291,392
Other non-interest income	60,830	36,819	24,011	241,401

Total	488,356	524,523	(36,167)	1,171,383

Non-interest expense:
Salaries and employee benefits	168,763	160,962	7,801	317,497
Occupancy expenses—net	65,913	68,039	(2,126)	116,283
Fees and commission expenses	47,434	45,513	1,921	80,227
Amortization of intangible assets	58,359	55,074	3,285	111,498
Insurance premiums, including deposit insurance	27,126	25,758	1,368	51,565
Minority interest in income (loss) of consolidated subsidiaries	(10,681)	3,754	(14,435)	21,398
Communications	16,239	16,708	(469)	31,160
Other non-interest expenses	244,469	174,756	69,713	453,093

Total	617,622	550,564	67,058	1,182,721

Income before income taxes and cumulative effect of a change in accounting principle	261,692	248,713	12,979	858,774
Income taxes	41,865	5,906	35,959	142,950

Income before cumulative effect of a change in accounting principle	219,827	242,807	(22,980)	715,824

Cumulative effect of a change in accounting principle, net of tax	—	2,942	(2,942)	2,942

Net income	219,827	245,749	(25,922)	718,766

Income allocable to preferred shareholders	14,197	26,330	(12,133)	40,399

Net income available to common shareholders	205,630	219,419	(13,789)	678,367

(in yen)
Amounts per share:
Basic earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	39,962.51	42,528.48	(2,565.97)	132,172.03
Basic earnings per common share—net income available to common shareholders	39,962.51	43,105.53	(3,143.02)	132,747.83
Diluted earnings per common share—income available to common shareholders before cumulative effect of a change in accounting principle	30,532.23	33,605.00	(3,072.77)	99,190.88
Diluted earnings per common share—net income available to common shareholders	30,532.23	34,012.24	(3,480.01)	99,598.72

( US GAAP )

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

(Former name: UFJ Holdings, Inc. and Subsidiaries)

Credit Quality Data

	As of September 30,		(A) — (B)	As of March 31, 2005 (C)	(A) — (C)
	2005 (A) (Unaudited)	2004 (B) (Unaudited)
(in millions of yen)
Nonaccrual loans	1,804,658	4,295,589	(2,490,931)	1,813,585	(8,927)
Restructured loans	414,482	80,656	333,826	501,524	(87,042)
Accruing loans contractually past due 90 days or more	6,765	24,068	(17,303)	11,743	(4,978)

Total	2,225,905	4,400,313	(2,174,408)	2,326,852	(100,947)

Loans	42,403,788	43,928,238	(1,524,450)	41,911,897	491,891
Allowance for credit losses	1,029,228	2,080,771	(1,051,543)	1,041,818	(12,590)

Pro Forma Combined Summary Financial Information (Unaudited)

< under US GAAP >

Date :	February 28, 2006
Company name (code number) :	Mitsubishi UFJ Financial Group, Inc. (8306)

Pro forma combined financial data for the six months ended September 30, 2005

(1) Operating results (Unaudited)

(in millions of yen, except per share data and percentages)

	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Total revenue	2,526,652	2,254,281	4,864,361
Change from the previous year	12.1%
Income from continuing operations before income tax expense	722,809	441,412	1,602,581
Change from the previous year	63.7%
Income from continuing operations	519,084	369,723	1,143,225
Change from the previous year	40.4%
Basic earnings per common share—income from continuing operations available to common shareholders (in yen)	51,651.49	35,229.16	113,236.28
Diluted earnings per common share —income from continuing operations available to common shareholders (in yen)	46,903.62	33,549.77	103,280.36

Notes:

1. Weighted average common shares outstanding:
For the six months ended September 30, 2005:	9,729	thousand of shares
For the six months ended September 30, 2004:	9,649	thousand of shares
For the year ended March 31, 2005:	9,679	thousand of shares

2. Weighted average diluted common shares outstanding:
For the six months ended September 30, 2005:	11,002	thousand of shares
For the six months ended September 30, 2004:	10,300	thousand of shares
For the year ended March 31, 2005:	10,989	thousand of shares

(2) Financial condition (Unaudited)

(in millions of yen, except per share data and percentages)

	As of September 30, 2005	As of September 30, 2004
Total assets	196,010,235	198,084,908
Shareholders’ equity	9,368,117	8,230,535
Shareholders’ equity as a percentage of total assets	4.8%	4.2%
Net book value per share (in yen)	791,455.06	673,814.37

Formulas for computing ratios are as follows.

Basic earnings per common share - income from continuing operations available to common shareholders

Income from continuing operations - Income from continuing operations allocable to preferred shareholders
Average number of common stock during the period *

Diluted earnings per common share - income from continuing operations available to common shareholders

Income from continuing operations - Income from continuing operations allocable to preferred shareholders + Adjustments in Income from continuing operations assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Net book value per share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This financial summary report and accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation - and expressly disclaims any obligations- to update or alter the forward looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

( US GAAP )

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Pro Forma Combined Condensed Balance Sheet As of September 30, 2005 (Unaudited)

(in millions of yen)	Mitsubishi Tokyo Financial Group	UFJ Holdings	Pro forma adjustments	Pro forma combined
Assets:
Cash and due from banks	5,451,520	5,592,294	120,906	11,164,720
Interest-earning deposits in other banks	4,655,181	913,211	(153,412)	5,414,980
Call loans, funds sold, and receivables under resale agreements	3,712,620	1,915,822	(341,458)	5,286,984
Receivables under securities borrowing transactions	4,529,438	1,882,198	(1,568,421)	4,843,215
Trading account assets	8,650,002	4,765,041	(828,749)	12,586,294
Investment securities:
Securities available for sale	28,308,853	19,927,031	876,026	49,111,910
Securities being held to maturity	2,177,113	—	99,346	2,276,459
Preferred stock investment in UFJ Bank Limited	700,000	—	(700,000)	—
Other investment securities	341,022	431,058	206,289	978,369

Total investment securities	31,526,988	20,358,089	481,661	52,366,738

Loans, net of unearned income and deferred loan fees	52,003,350	42,403,788	(714,760)	93,692,378
Allowance for credit losses	(617,260)	(1,029,228)	756,003	(890,485)

Net loans	51,386,090	41,374,560	41,243	92,801,893

Premises and equipment—net	586,586	561,810	(41,177)	1,107,219
Accrued interest	160,744	99,802	3,132	263,678
Customers’ acceptance liability	38,700	42,752	—	81,452
Intangible assets—net	253,872	603,630	680,800	1,538,302
Goodwill	91,887	2,323,781	694,249	3,109,917
Deferred tax assets	352,601	27,433	141,017	521,051
Accounts receivable	1,333,731	618,728	(9,996)	1,942,463
Other assets	1,944,445	957,314	79,570	2,981,329

Total	114,674,405	82,036,465	(700,635)	196,010,235

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	9,073,175	11,162,282	(20,236)	20,215,221
Interest-bearing	49,742,338	40,065,715	3,187	89,811,240
Overseas offices, principally interest-bearing	14,134,204	2,109,908	(116,528)	16,127,584

Total deposits	72,949,717	53,337,905	(133,577)	126,154,045

Call money, funds purchased, and payables under repurchase agreements	6,797,651	5,094,411	(350,642)	11,541,420
Payables under securities lending transactions	3,837,099	910,654	(1,568,421)	3,179,332
Due to trust account and other short-term borrowings	10,873,944	7,982,347	236,817	19,093,108
Trading account liabilities	2,376,724	3,110,988	(773,769)	4,713,943
Obligations to return securities received as collateral	2,601,759	151,042	646,994	3,399,795
Bank acceptances outstanding	38,700	42,752	—	81,452
Accrued interest	107,147	88,413	(22)	195,538
Long-term debt	6,486,017	5,755,419	139,558	12,380,994
Accounts payable	2,104,021	1,017,174	(19,861)	3,101,334
Other liabilities	1,537,036	2,014,526	(750,405)	2,801,157

Total liabilities	109,709,815	79,505,631	(2,573,328)	186,642,118

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	700,001	(700,001)	247,100
Common stock	1,084,708	299,999	(299,999)	1,084,708
Capital surplus	958,366	2,555,564	1,847,661	5,361,591
Retained earnings:
Appropriated for legal reserve	239,571	—	—	239,571
Unappropriated	1,588,792	(1,825,668)	1,825,970	1,589,094
Accumulated other changes in equity from nonowner sources, net of taxes	849,750	804,404	(804,404)	849,750

Total	4,968,287	2,534,300	1,869,227	9,371,814
Less treasury stock, at cost	3,697	3,466	(3,466)	3,697

Shareholders’ equity—net	4,964,590	2,530,834	1,872,693	9,368,117

Total	114,674,405	82,036,465	(700,635)	196,010,235

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition and to eliminate transactions between Mitsubishi Tokyo Financial Group and UFJ Holdings as of the period presented.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Pro Forma Combined Condensed Statement of Income for the Six Months Ended September 30, 2005 (Unaudited)

(in millions of yen)	Mitsubishi Tokyo Financial Group	UFJ Holdings	Pro forma adjustments	Pro forma combined
Interest income:
Loans, including fees	499,459	477,433	(10,570)	966,322
Deposits in other banks	55,525	21,707	(2,384)	74,848
Investment securities	205,326	100,834	(9,599)	296,561
Trading account assets	23,547	9,211	—	32,758
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	29,670	42,378	(71)	71,977

Total	813,527	651,563	(22,624)	1,442,466

Interest expense:
Deposits	174,525	54,079	(2,384)	226,220
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	58,275	49,313	(74)	107,514
Due to trust account, other short-term borrowings, and trading account liabilities	43,445	15,394	(21)	58,818
Long-term debt	50,268	66,105	(21,052)	95,321

Total	326,513	184,891	(23,531)	487,873

Net interest income	487,014	466,672	907	954,593
Provision (credit) for credit losses	(82,927)	75,714	3	(7,210)

Net interest income after provision (credit) for credit losses	569,941	390,958	904	961,803

Non-interest income:
Fees and commissions	323,513	305,049	35,896	664,458
Foreign exchange losses—net	(163,658)	(87,927)	—	(251,585)
Trading account profits—net	90,011	122,094	195	212,300
Investment securities gains—net	165,888	88,310	3,697	257,895
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans	108,468	—	—	108,468
Other non-interest income	46,247	60,830	(14,427)	92,650

Total	570,469	488,356	25,361	1,084,186

Non-interest expense:
Salaries and employee benefits	318,441	168,763	5,488	492,692
Occupancy expenses—net	55,048	65,913	2,776	123,737
Fees and commission expenses	45,253	47,434	10,187	102,874
Amortization of intangible assets	39,714	58,359	8,261	106,334
Insurance premiums, including deposit insurance	26,430	27,126	2	53,558
Minority interest in income (loss) of consolidated subsidiaries	32,122	(10,681)	6,516	27,957
Communications	14,668	16,239	324	31,231
Other non-interest expenses	148,339	244,469	(8,011)	384,797

Total	680,015	617,622	25,543	1,323,180

Income from continuing operations before income tax expense	460,395	261,692	722	722,809
Income tax expense	157,874	41,865	3,986	203,725

Income from continuing operations	302,521	219,827	(3,264)	519,084

Income from continuing operations allocable to preferred shareholders	2,386	14,197	—	16,583

Income from continuing operations available to common shareholders	300,135	205,630	(3,264)	502,501

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders	45,903.29	39,962.51	—	51,651.49
Diluted earnings per common share—income from continuing operations available to common shareholders	45,803.88	30,532.23	—	46,903.62

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition and to eliminate transactions between Mitsubishi Tokyo Financial Group and UFJ Holdings for the period presented.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Pro Forma Combined Condensed Statement of Income for the Year Ended March 31, 2005 (Unaudited)

(in millions of yen)	Mitsubishi Tokyo Financial Group	UFJ Holdings	Pro forma adjustments	Pro forma combined
Interest income:
Loans, including fees	922,551	968,811	(20,700)	1,870,662
Deposits in other banks	66,698	20,735	(2,554)	84,879
Investment securities:
Interest	330,387	188,852	(15,740)	503,499
Dividends	40,180	24,594	17	64,791
Trading account assets	30,829	18,809	—	49,638
Call loans and funds sold	6,398	3,888	—	10,286
Receivables under resale agreements and securities borrowing transactions	45,580	19,442	(131)	64,891

Total	1,442,623	1,245,131	(39,108)	2,648,646

Interest expense:
Deposits	221,280	83,506	(32,284)	272,502
Debentures	351	—	—	351
Call money and funds purchased	7,199	1,673	(8)	8,864
Payables under repurchase agreements and securities lending transactions	74,081	31,068	(117)	105,032
Due to trust account	3,887	7,349	7	11,243
Other short-term borrowings and trading account liabilities	54,041	16,680	(173)	70,548
Long-term debt	110,392	142,877	(41,526)	211,743

Total	471,231	283,153	(74,101)	680,283

Net interest income	971,392	961,978	34,993	1,968,363
Provision for credit losses	109,502	91,866	—	201,368

Net interest income after provision for credit losses	861,890	870,112	34,993	1,766,995

Non-interest income:
Fees and commissions	649,210	595,159	61,429	1,305,798
Foreign exchange gains (losses)—net	(47,000)	89,294	1	42,295
Trading account profits (losses)—net	62,048	(45,863)	8	16,193
Investment securities gains—net	198,006	291,392	11	489,409
Equity in earnings of equity method investees	26,272	20,448	(4,538)	42,182
Other non-interest income	106,554	220,953	(7,669)	319,838

Total	995,090	1,171,383	49,242	2,215,715

Non-interest expense:
Salaries and employee benefits	476,258	317,497	10,875	804,630
Occupancy expenses—net	116,850	116,283	5,199	238,332
Fees and commission expenses	87,190	80,227	15,489	182,906
Amortization of intangible assets	69,531	111,498	21,468	202,497
Insurance premiums, including deposit insurance	56,962	51,565	1	108,528
Minority interest in income of consolidated subsidiaries	37,642	21,398	8,331	67,371
Communications	27,940	31,160	714	59,814
Other non-interest expenses	263,218	453,093	(260)	716,051

Total	1,135,591	1,182,721	61,817	2,380,129

Income from continuing operations before income tax expense	721,389	858,774	22,418	1,602,581
Income tax expense	305,257	142,950	11,149	459,356

Income from continuing operations	416,132	715,824	11,269	1,143,225

Income from continuing operations allocable to preferred shareholders	6,837	40,399	—	47,236

Income from continuing operations available to common shareholders	409,295	675,425	11,269	1,095,989

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders	62,867.28	132,172.03	—	113,236.28
Diluted earnings per common share—income from continuing operations available to common shareholders	62,626.69	99,190.88	—	103,280.36

Pro forma adjustments include the adjustments to record the consolidated assets and liabilities of UFJ Holdings at their estimated fair values on the date of acquisition and to eliminate transactions between Mitsubishi Tokyo Financial Group and UFJ Holdings for the period presented.